File No. 83-1

Regulation IA

Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2024

INTER-AMERICAN DEVELOPMENT BANK (the “Bank”)

Washington, D.C. 20577

(1)	Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank’s ordinary capital. There were no purchases by the Bank of its primary obligations.

(2)	Copies of the Bank’s regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2024, of the Bank’s ordinary capital.

(3)

Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank

of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
INR	8,500,000,000	7.00	102.590645	1-Oct-2024	8-Aug-2033
USD	100,000,000	4.98 Multi-Callable	100.00	4-Oct-2024	4-Oct-2054
USD	50,000,000	5.12 Multi-Callable	100.00	8-Oct-2024	8-Oct-2054
USD	600,000,000	Floating Rate	100.00	8-Oct-2024	1-Aug-2029
USD	50,000,000	3.60	100.00	9-Oct-2024	9-Oct-2029
GBP	250,000,000	4.125	99.673 in respect of GBP200,000,000 99.770 in respect of GBP50,000,000	16-Oct-2024	28-Apr-2028
INR	2,750,000,000	7.00	101.840	18-Oct-2024	17-Apr-2033
USD	100,000,000	Floating Rate	100.184	23-Oct-2024	5-Oct-2028
USD	100,000,000	5.15 Multi-Callable	100.00	23-Oct-2024	23-Oct-2054
HKD	840,000,000	3.25	100.00	25-Oct-2024	25-Oct-2029
USD	30,000,000	5.01 Multi-Callable	100.00	29-Oct-2024	29-Oct-2044
USD	20,000,000	5.08 Multi-Callable	100.00	29-Oct-2024	29-Oct-2044
INR	4,250,000,000	7.00	101.324	4-Nov-2024	17-Apr-2033
USD	50,000,000	5.36 Multi-Callable	100.00	5-Nov-2024	5-Nov-2054
USD	10,000,000	4.85 Multi-Callable	100.00	5-Nov-2024	5-Nov-2034
USD	20,000,000	5.07 Multi-Callable	100.00	12-Nov-2024	12-Nov-2034
USD	10,000,000	5.12 Multi-Callable	100.00	14-Nov-2024	14-Nov-2034
USD	20,000,000	5.10 Multi-Callable	100.00	20-Nov-2024	20-Nov-2034
USD	20,000,000	5.18 Multi-Callable	100.00	21-Nov-2024	21-Nov-2034
INR	4,400,000,000	7.00	100.912555	22-Nov-2024	8-Aug-2033
USD	10,000,000	5.13 Multi-Callable	100.00	26-Nov-2024	26-Nov-2034
COP	100,000,000,000	9.61	100.00	26-Nov-2024	26-Nov-2029
USD	20,000,000	5.16 Multi-Callable	100.00	27-Nov-2024	27-Nov-2034
USD	150,000,000	4.21	100.00	20-Dec-2024	13-Dec-2027

Annex B

INTER-AMERICAN DEVELOPMENT BANK

ORDINARY CAPITAL

December 31, 2024

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Balance Sheet - As of December 31, 2024

(Expressed in thousands of United States dollars)

Assets
Cash		$836,297
Investments Trading		34,825,313
Obligations issued or guaranteed by governments or issued by U.S. Agencies	22,367,503
Time deposits and other obligations of banks	10,763,032
Asset-and mortgage-backed and corporate securities	1,502,137
Accrued interest on investments	192,641

Developmental Assets		115,718,515
Loans outstanding	115,811,529
Allowance for loan losses	(784,387)
Deferred loan origination fees and cost	78,444

	115,105,586
Debt securities
Measured at fair value	112,859
Measured at amortized cost	519,401
Allowance for debt securities	(19,331)

	612,929
Derivative assets, net		350,217
Accrued interest and other charges
On loans	1,305,311
Others	9,157	1,314,468

Other Assets
Property, improvements and equipment, at cost	1,180,090
Less accumulated depreciation & amortization	(721,648)

	458,442
Receivable for investment securities sold	188,018
Assets under retirement benefit plans	897,227
Miscellaneous	779,320	2,323,007

Total assets		$155,367,817

FIN/ACC	Page 1 of 5

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Balance Sheet - As of December 31, 2024

(Expressed in thousands of United States dollars)

Liabilities and Equity
Liabilities
Borrowings		$111,935,456
Short term borrowings	3,313,666
Medium- and long-term borrowings:	108,621,790
Measured at fair value	81,890,729
Measured at amortized cost	26,731,061

Derivative liabilities, net		1,346,825
Amounts payable to maintain value of currency holdings		127
Other liabilities
Payable for investment securities purchased	154,580
Due to IDB Grant Facility	136,011
Accrued interest on borrowings at amortized cost	209,726
Undisbursed Special programs	250,601
Other liabilities	944,423	1,695,341

Total liabilities		114,977,749

Equity
Capital stock
Subscribed - 14,170,108 shares	170,940,140
Less callable portion	(164,900,691)
Additional paid-in Capital (APIC)	5,815,108	11,854,557

Receivable from members
Non-negotiable, non-interest bearing demand obligations	(494,095)
Non-negotiable, non-interest bearing term obligations	(216,972)
Amounts required to maintain value of currency holdings	(119,182)	(830,249)

General reserve		25,065,052
Special reserve		2,665,500
Accumulated other comprehensive income
Accumulated translation adjustments	911,066
Accumulated SFAS 158 adjustments	889,172
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	(165,030)	1,635,208

Total equity		40,390,068

Total liabilities and equity		$155,367,817

FIN/ACC	Page 2 of 5

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Statement of Income and General Reserve

For the Period Ended December 31, 2024

(Expressed in thousands of United States dollars)

	Month		Year-to-Date
	2024	2023	2024	2023
Interest revenue
Interest on developmental assets, after swaps	$530,196	$623,157	$6,583,352	$6,469,158
Interest on investments	168,207	171,489	2,004,534	1,865,924
Interest on other asset/liability management derivatives	(19,354)	(31,897)	(327,201)	(286,072)

	679,049	762,749	8,260,685	8,049,010
Borrowing expense
Interest on borrowings, after swaps	(489,013)	(544,414)	(6,341,809)	(6,020,119)
Other borrowing costs	(297)	(1,861)	(17,299)	(20,748)

	(489,310)	(546,275)	(6,359,108)	(6,040,867)
Interest revenue, net of borrowing expenses	189,739	216,474	1,901,577	2,008,143
Net investments gains (losses)	(16,600)	5,187	6,000	20,500
(Provision)/credit for developmental assets losses	(36,013)	51,078	(7,188)	(60,627)
Non-interest revenue
Other loan income	10,492	9,431	114,924	117,473
Other income (losses)	(41,861)	(31,889)	62,490	72,128

	(31,369)	(22,458)	177,414	189,601
Non-interest expense
Administrative expenses	(116,234)	(96,616)	(913,175)	(840,940)
Strategic development programs	(35,310)	(18,185)	(156,860)	(109,878)

	(151,544)	(114,801)	(1,070,035)	(950,818)
Operating Income (losses)	(45,787)	135,480	1,007,768	1,206,799
Net fair value adjustments on non-trading portfolios and foreign currency transactions	273,938	(79,340)	280,562	(101,158)
Board of Governors approved transfers	—	—	(159,317)	(139,929)
Other components of net periodic benefit costs	13,928	17,738	167,141	212,876

Net income	242,079	73,878	1,296,154	1,178,588
General reserve, beginning of period	24,822,973	23,837,676	23,911,554	22,804,966
Distributions on behalf of shareholders	—	—	(142,656)	(72,000)

General reserve, end of period	$25,065,052	$23,911,554	$25,065,052	$23,911,554

FIN/ACC	Page 3 of 5

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Statement of Comprehensive Income

For the Period Ended December 31, 2024

(Expressed in thousands of United States dollars)

	Month		Year-to-Date
	2024	2023	2024	2023
Net income	$242,079	$73,878	$1,296,154	$1,178,588
Other comprehensive income (loss):
Reclassification to income (loss) - amortization of net actuarial losses and prior service credit on retirement benefits plans	(1,491)	(4,593)	(17,879)	(55,108)
Recognition of changes in assets/liabilities under retirement benefits plans	562,824	(109,021)	562,823	(109,021)
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	(66,313)	137,516	(137,307)	23,095

Total other comprehensive Income (loss)	495,020	23,902	407,637	(141,034)

Comprehensive income	$737,099	$97,780	$1,703,791	$1,037,554

FIN/ACC	Page 4 of 5

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Statement of Cash Flows

For the Period Ended December 31, 2024

(Expressed in thousands of United States dollars)

	2024	2023
Cash flows from developmental and investing activities
Loan disbursements	(9,003,512)	(11,011,933)
Loan collections	7,602,302	8,161,236
Purchase of debt securities	—	(75,000)
Collection of debt securities	151,700	35,482

Net cash used in developmental activities	(1,249,510)	(2,890,215)
Purchase of property, net	(64,537)	(46,275)
Miscellaneous assets and liabilities, net	47,993	28,133

Net cash used in developmental and investing activities	(1,266,054)	(2,908,357)

Cash flows from financing activities
Medium- and long- term borrowings:
Proceeds from issuance	21,380,922	18,818,436
Repayments	(18,759,066)	(18,513,565)
Short term borrowings, net
Proceeds from issuance	27,015,924	17,196,847
Repayments	(25,907,072)	(15,998,808)
Cash collateral (paid) returned	139,110	(147,090)
Distributions paid on behalf of shareholders	(142,656)	(76,911)

Net cash provided by financing activities	3,727,162	1,278,909

Cash flows from operating activities
Gross purchases of trading investments	(62,429,084)	(38,501,850)
Gross proceeds from sale or maturity of trading investments	59,112,569	38,967,580
Developmental assets income collections, after swaps	6,808,267	6,219,026
Interest and other costs of borrowings, after swaps	(6,423,137)	(5,648,945)
Income from investments	1,702,514	1,560,509
Interest on other asset/liability management derivatives	(321,883)	(177,592)
Other income	75,190	76,155
Administrative expenses	(827,558)	(785,852)
Transfers to the IDB Grant Facility	(158,140)	(159,195)
Strategic development programs	(119,804)	(122,814)

Net cash provided by (used in) operating activities	(2,581,066)	1,427,022

Effect of exchange rate fluctuations on Cash	(40,192)	(6,086)

Net decrease in cash	(160,150)	(208,512)
Cash, beginning of period	996,447	1,204,959

Cash, end of period	836,297	996,447

Reconciliation of Net income to net cash used in operating activities:
Net income	1,296,154	1,178,588
Difference between amounts accrued and amounts paid or collected for:
Developmental assets income	109,991	(366,660)
Income from investments	(337,620)	(388,015)
Other asset/liability management derivatives	5,318	107,498
Other income	12,700	4,027
Interest and other costs of borrowings, after swaps	(64,029)	391,922
Administrative expenses, including depreciation	85,617	55,125
Strategic development programs	37,056	(12,937)
Transfers to the IDB Grant Facility	1,177	(19,266)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(280,562)	101,158
Net unrealized loss on trading investments	29,600	62,100
Other components of net periodic benefit cost	(167,141)	(212,875)
Net increase/(decrease) in trading investments	(3,316,515)	465,730
Provision for developmental assets credit losses	7,188	60,627

Net cash provided by (used in) operating activities	(2,581,066)	1,427,022

Supplemental disclosure of noncash activities
Increase (decrease) resulted from exchange rate fluctuations:
Trading investments and related swaps	(83,002)	43,654
Loans outstanding and related swaps	(180,543)	120,455
Debt securities	(69,586)	126,439
Borrowings and related swaps	(304,765)	260,351
Receivable from members, net	17,008	(6,979)

FIN/ACC	Page 5 of 5